Filed by Xtend AI Robotics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: JFB Construction Holdings

Commission File No.: 001-42538

The following press release was made available on February 27, 2026.

XTEND Debuts Industry-First Multi-Drone Coordination Capability at Disruptors in the Desert 2026

Powered by XTEND’s proprietary XOS platform, the Seek & Strike demonstration validates scalable, human-guided autonomous fleets for complex defense missions

Previously Announced: XTEND and JFB Construction to Combine in All-Stock Transaction, Backed by Strategic Investors; Expected to Close in the first half of 2026 and List on a U.S. national exchange as “XTND”

TAMPA BAY, Florida – February 26, 2026 – XTEND, a leader in software systems and artificial intelligence-powered robotics, deployed in high-threat, complex operational environments where human exposure carries significant risk, successfully showcased its cutting-edge autonomy multi-drone orchestration capabilities at the Creative Defense Foundation’s (CDF) Disruptors in the Desert 2026. The debut of XTEND’s Seek & Strike solution marked the first public demonstration of human-in-the-loop (HITL) supervision driving multi-drone collaboration and highlights XTEND’s ongoing commitment to providing scalable, adaptable solutions to meet the evolving needs of defense, law enforcement and private security markets.

The demonstration featured an interoperable fleet of drones performing highly synchronized, variable tasks as a unified team. Operating under strict HITL architecture, it reinforced XTEND’s strategic identity as a software-first, XOS-driven platform company, while firmly establishing its position as pioneer in advanced multi-drone collaboration.

“XOS natively handles the heavy lifting of spatial cognition and autonomous data handoffs between Seeker and Effector; this cross-platform autonomous coordination entirely eliminates the friction of manual piloting,” said Aviv Shapira, Co-Founder and CEO of XTEND. “By reducing operator dependency and dramatically shortening deployment timelines, XOS enables us to scale efficiently across new customers, platforms, and geographies. Its modular, software-driven architecture supports rapid integration of additional robotic assets and third-party systems, creating a foundation for recurring software adoption and long-term expansion of the XTEND ecosystem.”

During the Seek & Strike demonstration, the operator used the XOS Mission Planner to seamlessly orchestrate a complex operation, defining AI-driven micro-tasks. A team of Seeker drones autonomously scanned a designated area, detecting and classifying potential targets with onboard edge-perception. Upon anomaly detection, the human operator visually confirmed the target, and XOS automatically handed off the data to a team of Precision Effector drones, which then executed a coordinated homing approach. Throughout the operation, the human operator maintained full control, with the ability to re-task and abort missions instantly, ensuring safety, adherence to rules of engagement, and ultimate decision-making authority.

As adversarial environments and security challenges grow increasingly complex, the traditional one-to-one ratio of operator-to-drone creates unsustainable cognitive bottlenecks. XTEND’s XOS platform enables the autonomous orchestration of drones, reducing the load for operators and ensuring more precise, rapid responses in dynamic, high-stakes environments.

XTEND participated in Disruptors in the Desert alongside Congressional and Department of Defense leadership, engaging in discussions on how AI, orchestration, and interoperability will define the next era of U.S. Department of War (DoW) superiority.

As announced on February 17, JFB Construction Holdings (Nasdaq: JFB) and XTEND entered into a definitive agreement to combine with XTEND in an all-stock transaction. The business combination is further supported by strategic investments from Eric Trump, Unusual Machines (NYSE: UMAC), American Ventures, LLC, Protego Ventures, and Aliya Capital. Following the closing of the business combination, the joint company is expected to be renamed XTEND AI Robotics and be listed on a U.S. national stock exchange under the ticker “XTND.”

About XTEND

XTEND is a leader in software systems and artificial intelligence-powered robotics, deployed in high-threat, complex operational environments where human exposure carries significant risk. Powered by its proprietary XTEND Operating System, or XOS, XTEND’s integrated software and advanced robotic hardware solutions are designed to provide autonomy at the edge. Operating across defense, law enforcement and private security missions through a platform of robots, drones, and robotic subsystems, its open architecture platform facilitates scalability across partners and third-party applications. XTEND’s customers face rapidly evolving adversarial environments that require agility. Through its modular open architecture operating system and hardware design, XTEND can quickly adapt and deliver responsive product offerings to changing operational requirements and dynamic environments. The intuitive XOS interface allows XTEND’s customers to certify new operators within days, significantly reducing the barrier to forward deployment of XTEND’s products into their operations. Leveraging AI to execute complex missions autonomously with remote human supervision, XOS addresses the key constraint in robotics, namely reliance on human operators who are costly, vulnerable, and prone to operational error. XOS enables human machine teaming, or HMT, by allowing operators to define mission parameters that are autonomously executed by robotic systems in the field. XTEND serves a diverse set of customers with constantly evolving operational requirements, including homeland security, military, intelligence, and critical-infrastructure protection entities. XTEND’s systems have been developed with and operationally deployed by national defense, special-mission units, and security organizations in over 30 countries. Founded in Tel Aviv, Israel, and headquartered in Tampa, Florida, the company combines battle-proven software with mission-optimized platforms, payloads, and manufacturing infrastructure to deliver integrated, NDAA-compliant solutions at scale. For more information, visit www.xtend.me.

About JFB Construction Holdings

JFB Construction Holdings (Nasdaq: JFB) is a real estate development and construction company that has provided general contracting and construction management services in 36 U.S. states. For more information, visit the company’s SEC filings at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This communication contains, and oral statements made from time to time by our representatives may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Xtend Reality Expansion Ltd. (“Xtend”) and JFB Construction Holdings (“JFB”), including statements regarding the expected impacts and benefits of the potential transaction, timing of the transaction closing, and strategic initiatives for Xtend AI Robotics, Inc. (“NewCo”) following the closing. All statements other than statements of historical facts contained in this communication may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “outlook”, “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this communication are only predictions. Xtend’s and JFB’s management have based these forward-looking statements largely on their current expectations and projections about future events and financial trends that management believes may affect its business, financial condition and results of operations. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to: the transaction may not be consummated; there may be difficulties with the integration and in realizing the expected benefits of the transaction; Xtend and JFB may need to use resources that are needed in other parts of its business to do so; there may be liabilities that are not known, probable or estimable at this time; the transaction may result in the diversion of management’s time and attention to issues relating to the transaction and integration; expected synergies and operating efficiencies attributable to the transaction may not be achieved within its expected time-frames or at all; there may be significant transaction costs and integration costs in connection with the transaction; the possibility that JFB will not have sufficient cash at close to satisfy the minimum cash condition; unfavorable outcome of legal proceedings that may be instituted against JFB and Xtend following the announcement of the transaction; risks inherent to the business may result in additional strategic and operational risks, which may impact Xtend’s, NewCo’s and JFB’s risk profiles, which each company may not be able to mitigate effectively; JFB’s ability to complete construction projects or other transactions on schedule and budget; changes in weather and occurrence of natural disasters and pandemics; recent imposition of tariffs by governments on construction materials, such as steel, aluminum and lumber; disruptions in supply chains; increase in the cost of labor and construction materials; JFB’s ability to maintain safe work sites; Xtend’s dependence on a limited number of defense and governmental security customers for a substantial portion of its business; significant delays or reductions in appropriations, Xtend’s programs and certain government fundings and programs more broadly, including as a result of a prolonged continuing resolution and/or government shutdown, and/or related to the global security environment or other global events; increased competition within JFB’s and Xtend’s markets and bid protests; changes in procurement and other U.S. and foreign laws, including changes through executive orders, contract terms and practices applicable to our industry, findings by certain applicable governments as to our compliance with such requirements, more aggressive enforcement of such requirements and changes in Xtend’s customers’ business practices globally; the improper conduct of employees, agents, subcontractors, suppliers, business partners or joint ventures in which Xtend participates, including the impact on Xtend’s reputation and its ability to do business; cyber and other security threats or disruptions faced by Xtend and JFB, its customers or its suppliers and other partners, and changes in related regulations; and Xtend’s ability to innovate, develop new products and technologies, progress and benefit from digital transformation and maintain technologies to meet the needs of Xtend’s customers. In addition, a number of important factors could cause JFB’s, Xtend’s or NewCo’s actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements, including but not limited to those important factors that will be discussed in the section entitled “Risk Factors” in the registration statement on Form S-4 to be filed by JFB and NewCo, as any such factors may be updated from time to time in other filings with the Securities and Exchange Commission (the “SEC”), including without limitation Xtend’s investor relations site at https://www.xtend.me/newsroom and JFB’s investor relations site at https://investors.jfbconstruction.net/. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, neither Xtend nor JFB undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information for Investors and Stockholders

This communication is for informational purposes only and is not intended to, and does not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any issuance or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the transaction, NewCo and JFB will file a registration statement on Form S-4, which will include an information statement of JFB and a preliminary prospectus of NewCo. After the registration statement is declared effective, JFB will mail to its stockholders a definitive information statement that will form part of the registration statement. This communication is not a substitute for the information statement/prospectus or registration statement or for any other document that JFB may file with the SEC and send to its stockholders in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF XTEND AND JFB ARE URGED TO READ THE INFORMATION STATEMENT/PROSPECTUS OR REGISTRATION STATEMENT AND ANY OTHER DOCUMENT THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the information statement/prospectus (when available) and other documents filed with the SEC by JFB through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by JFB will be available free of charge on JFB’s website at https://investors.jfbconstruction.net/.

XTEND Contact:

Headline Media

Sarah Small

929 255 1449

sarah@headline.media

XTEND Investor Relations:

MZ North America

Shannon Devine

XTEND@mzgroup.us

203-741-8811